TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of Taseko Mines Limited ("Taseko", or the "Company") for the nine months ended June 30, 2004.

This MD&A is prepared as of July 26, 2004. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources.

This management discussion and analysis uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

1.2 Overview

Taseko Mines Limited ("Taseko" or the "Company") is a mineral exploration and mining company with three projects located in British Columbia, Canada. These are the Gibraltar copper mine and two advanced-stage exploration projects: the Prosperity gold-copper project and the Harmony gold project. The Company is currently focussing on re-start activities at the Gibraltar mine.

Gibraltar

The Gibraltar mine is a 35,000 tonnes per day mine and mill facility, which has had a successful 27-year operating history, and has been maintained on "care and maintenance" for the past five years awaiting higher copper prices. With the improvement in copper markets, the Company raised approximately $20 million in funding from investors to commence restart and commissioning of the Gibraltar mine. Such activities commenced at Gibraltar in June, and the Company plans to begin copper concentrate shipments in October 2004.

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

In June 2004, Taseko announced that it had signed a Framework Agreement to create a Joint Venture (the “JV”) with Ledcor CMI Ltd. (“Ledcor”), a private, British Columbia-based, construction and contract mining company. Under the proposed terms, Ledcor will be the mine operator, with primary responsibility for commissioning and operating the mine in addition to other aspects of mine operations, including drilling, blasting, loading and hauling of ore and waste as well as recruitment of personnel and maintenance of the equipment and facilities. Ledcor will contribute its own mine equipment to the JV and purchase or lease additional equipment, including a large new shovel and new trucks worth a total of $25 million, to supplement the existing site equipment. Taseko will contribute to the JV certain existing mine assets, including mineral rights and usage rights to the existing mill and equipment.

The Company and its former union, the Canadian Auto Workers (“CAW”), appeared before the British Columbia Labour Relations Board (“LRB”), which ruled that the Company is entitled to contract with Ledcor to commission and start up the mine. Further the LRB ruled that once the majority of workers on the Gibraltar site consist of the longer term mining and mill operating personnel, a vote would be held to determine who would represent those employees, CAW or Christian Labour Association of Canada, which represent Ledcor’s employees. The representation vote is to be held no later than 10 days after the first shipment of copper concentrate, planned to occur in October 2004. The JV is proceeding with the commissioning and start up of the mine.

A long-term copper concentrate sales contract has also been signed with Glencore Ltd. (“Glencore”), a major international metals buyer. Glencore is a diversified natural resources group based in Switzerland, with assets of US$15 billion. The sales contract is for 100% of the production from the mine for 40 months beginning in October 2004, and has fixed terms for treatment and refining charges at a discount to prevailing market prices. Arrangements have also been made with rail carriers and port facilities for the transportation, storage and shipment of Gibraltar’s copper concentrates to Glencore smelters overseas.

The current plan is to extract 148 million tonnes in sulphide material over 12 years, producing an average of 70 million pounds of copper and 980,000 pounds of molybdenum per year in concentrate. Oxide material, when accessed, will also be processed by the 10 million pound per year solvent extraction-electrowinning plant to produce copper cathode.

Personnel from Ledcor began work at site in late May 2004. Activities in June have included open pit pre-development work in the Pollyanna pit area, where some 7 million tonnes of waste rock needs to be removed to expose ore-grade material allowing for continuous mill feed. In addition, mine and mill equipment is being reconditioned in preparation for concentrate production.

Market Trends

Copper prices have been strong in 2004. Copper has increased from the average 2003 price of US$0.81/lb to US$1.25/lb in the year to date in 2004. The price of molybdenum oxide has increased substantially in 2004, and is currently trading at US$17.50/lb. Gold prices, although volatile in the past four to six months, have averaged US$399/oz in the calendar year to date, continuing the overall upward trend established in 2003.

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at	As at	As at
	September 30	September 30	September 30
Balance Sheet	2003	2002	2001
Current assets	$6,110,155	$2,761,936	$2,740,911
Mineral properties	28,813,296	28,813,296	602,001
Other assets	26,311,460	28,735,049	28,727,482
Total assets	61,234,911	60,310,281	32,070,394

Current liabilities	3,851,136	7,038,456	2,928,589
Other liabilities	32,700,000	32,700,000	32,700,000
Shareholders’ equity	24,683,775	20,571,825	(3,558,195)
Total shareholders’ equity & liabilities	61,234,911	60,310,281	32,070,394

	Year ended	Year ended	Year ended
	September 30	September 30	September 30
Operations	2003	2002	2001
Conference and travel	$43,398	$44,429	$72,981
Consulting	178,104	133,672	1,750,662
Corporation taxes	76,135	577,228	211,486
Depreciation	711,170	714,065	714,857
Exploration	2,029,529	2,071,885	3,860,176
Interest and finance charges	201,942	507,790	73,058
Legal, accounting and audit	169,356	334,492	483,653
Office and administration	292,853	247,061	674,783
Refinery project	500,000	1,698,826	3,571,942
Shareholder communication	74,687	90,835	73,523
Trust and filing	21,113	36,802	51,155
Interest and other (income)	(721,480)	(551,842)	(1,110,431)
Gain on sale of property, plant and equipment	(131,638)	(1,314)	–
Write down of mineral property acquisition costs	–	600,000	44,224,214
Write down of supplies inventory	–	–	3,509,465
Stock-based compensation	65,344	–	–
Loss for the period	3,510,513	6,503,929	58,161,524

Accretion expense	888,823	–	–

Basic and diluted loss per share	$(0.07)	$(0.21)	$(2.32)

Weighted average number of common shares outstanding	46,984,378	30,338,098	25,067,697

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Results of Operations

The Company’s loss for the period decreased in the third quarter of the year to $6.3 million from $7.0 million in the second quarter of the year due to the $5.1 million premium paid for the acquisition of the Gibraltar Reclamation Trust Limited Partnership (“GRT Partnership”) in the second quarter. The third quarter loss increased from $1.0 million in the same quarter in fiscal 2003 due to the possible restart of the Gibraltar mine and the cost of exercising its right to purchase the interest in the Gibraltar exploration lands earned by Northern Dynasty Minerals Ltd. and Rockwell Ventures Inc.

The main expense during the quarter was $3.9 million on exploration, an increase from $1.0 million spent in the previous quarter and $0.4 million spent in the same quarter in fiscal 2003.

Of the $3,939,477 in exploration expenditures, $3,923,883 was spent on Gibraltar, $8,336 was spent on Prosperity and $7,258 was spent on Harmony. The expenditures include the cost of care and maintenance, mine restart activities and exploratory drilling activities at Gibraltar, as well as routine ongoing costs for environmental monitoring, property assessment and claim fees, and mine planning studies for Prosperity and Harmony. The main exploration costs during the quarter were for site activities ($2,916,986) and drilling ($935,000) at Gibraltar. The drilling costs include the cost of exercising the Company’s right to purchase the interest in the Gibraltar exploration lands earned by Northern Dynasty Minerals Ltd. and Rockwell Ventures Inc.

Administrative costs are similar to the previous quarter with the exception of legal costs, which increased significantly due to legal issues related to the planned re-start of the Gibraltar mine.

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Summary of Quarterly Results

The following summary is presented in Canadian dollars except common shares outstanding.

	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2004	2004	2003	2003	2003	2003	2002	2002
Current assets	22,503,985	31,197,299	12,393,240	6,110,155	6,931,542	4,590,814	5,817,311	2,761,936
Mineral properties	28,813,296	28,813,296	28,813,296	28,813,296	28,813,296	28,813,296	28,813,296	28,813,296
Other assets	37,453,575	29,025,131	26,258,435	26,311,460	26,232,419	26,069,484	26,355,556	28,735,049
Total assets	88,770,856	89,035,726	67,464,971	61,234,911	61,977,257	59,473,594	60,986,163	60,310,281

Current liabilities	4,082,614	1,411,538	3,786,070	3,851,136	3,490,173	3,571,875	4,053,587	7,038,456
Other liabilities	32,700,000	32,700,000	32,700,000	32,700,000	32,700,000	32,700,000	32,700,000	32,700,000
Shareholders’ equity	51,988,242	54,924,188	30,978,901	24,683,775	25,787,084	23,201,719	24,232,576	20,571,825
Total shareholders’
equity and liabilities	88,770,856	89,035,726	67,464,971	61,234,911	61,977,257	59,473,594	60,986,163	60,310,281

Expenses:
Conference and travel	19,062	22,051	40,269	4,449	12,492	6,962	19,495	24,149
Consulting	94,875	(10,462)	110,927	30,118	40,309	58,011	49,666	(131,320)
Corporation taxes	20,000	11,168	–	101,308	(44,911)	11,594	8,144	375,740
Deprecation	181,434	180,407	179,978	179,559	176,617	176,617	178,377	179,719
Exploration	3,939,477	975,538	2,130,546	607,301	449,458	687,681	285,089	739,340
Interest and finance
charges	452,616	9,201	19,339	124,213	25,952	28,590	23,187	37,808
Laboratory and other
services	–	–	(732,054)	–	–	–	–	–
Legal, accounting and
audit	92,940	22,913	16,818	40,526	53,960	18,272	56,598	36,230
Office and administration	199,224	189,976	121,738	98,580	78,827	63,676	51,770	186,323
Premium paid for GRTLP	–	5,095,249	–	–	–	–	–	–
Property investigation	–	–	141,063	(47,805)	37,071	10,734	–	–
Refinery project	–	–	–	–	500,000	–	–	(271,801)
Salaries and benefits	–	–	–	–	–	–	–	(160,021)
Shareholder
communications	18,694	530,704	73,802	7,833	4,223	39,104	23,527	8,164
Trust and filing	13,842	17,241	4,395	1,250	8,421	10,698	744	(368)
Interest and other
(income)	(228,670)	(325,399)	(135,289)	(129,811)	(353,537)	64,623	(302,755)	11,382
Gain on sale of property
plant and equipment	–	–	–	–	–	(131,638)	–	(1,314)
Stock-based
compensation	1,526,084	296,686	1,314,296	65,344	–	–	–	–
Loss for the period	6,329,578	7,015,273	3,285,828	1,082,865	988,882	1,044,924	393,842	1,034,031

Accretion expense on
convertible debenture	244,091	242,752	245,431	888,823	–	–	–	–

Basic and diluted loss per
share	(0.08)	(0.10)	(0.06)	(0.04)	(0.02)	(0.02)	(0.01)	(0.01)

Weighted average number
of common shares
outstanding (thousands)	71,384	65,005	57,481	46,984	44,660	40,173	34,057	30,338

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6 Liquidity

Historically Taseko’s sole source of funding was the sale of equity securities for cash primarily through private placements to sophisticated investors and institutions. As a consequence of the acquisition of the Gibraltar mine in 1999, Taseko received funding pursuant to a $17 million non-interest-bearing convertible debenture financing by Boliden Westmin (Canada) Ltd. As Taseko has the right and the intention to convert the debenture into common shares, the $17 million debenture is classified as equity rather than as a liability on the Company's balance sheet.

Reclamation deposits totaling approximately $17.5 million including interest, are to be used at a later date for reclamation purposes at Gibraltar, Prosperity and Harmony.

The reclamation liability of $32.7 million is secured by reclamation deposits and plant and equipment. The $26.6 million liability shown as tracking preferred shares of subsidiary, Gibraltar, is the net book value of 12,483,916 shares issued as part of the cost to acquire the Harmony gold project from Misty Mountain Gold Limited (subsequently renamed Continental Minerals Corporation). The tracking preferred shares are designed to track and capture the value of the Harmony gold property and will be convertible into common shares of the Company upon a realization event such as a sale to a third party or commercial production at the Harmony gold property. As Taseko has the right and the intention to settle these preferred shares with common shares of the Company, they have been included in shareholders’ equity on the balance sheet.

In December 2002, the Company renounced approximately $2.3 million in Canadian exploration expenditures (“CEE”) to flow-through investors. Accordingly, the Company was required to spend $2.3 million on qualified CEE by December 31, 2003. The Company completed the required expenditures by December 31, 2003.

At June 30, 2004, Taseko had working capital of $18.4 million, as compared to $29.8 million at the end of the previous quarter, and $3.4 million at the end of the same period in 2003. The decrease from the end of the previous quarter was a result of deposits made for the purchase of a mining shovel and for five mine haul trucks. The increase as compared to the end of the same period in 2003 was a result of several financings.

1.7 Capital Resources

In March 2004, the Company entered into an agreement to purchase a mining shovel for approximately US$10.1 million, of which US$6.4 million has been paid as an initial deposit. Subsequent to June 30, 2004, the Company paid an additional US$2.7 million towards this purchase.

In May 2004 the Company entered into an agreement to purchase 5 mining trucks for approximately US$8.2 million, of which US$1.64 million has been paid as an initial deposit.

The Company has a $2 million operating line of credit with a Canadian chartered bank at an interest rate of prime, with no fixed terms of repayment.

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.8 Off-Balance Sheet Arrangements

In October 2001, the Company’s subsidiary Gibraltar Mines Ltd. (“Gibraltar”) completed an arrangement agreement with Continental Minerals Corporation ("Continental"), which are British Columbia companies with certain management and directors in common with the Company. Under the terms of the arrangement agreement, among other things, Gibraltar paid $2.23 million cash and issued to Continental, 12,483,916 series A non-voting redeemable preferred shares in exchange for Continental’s interest in the Harmony Gold Project.

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, notably the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar’s interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (an “HP Realization Event”). Upon the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares (“Taseko Shares”) equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At June 30, 2004, the conversion rate was $4.14 per Taseko Share.

In January 2002, Taseko announced that it would acquire GESL Partnership, and acquired a 38% initial position in these assets, comprising primarily of technology rights, during fiscal 2002. In the third quarter of fiscal 2003, the Company acquired the remaining business of the GESL Partnership under a plan of arrangement. This transaction resulted in a reduction of certain liabilities by $3 million and consolidated the Company’s 100% ownership of the copper refinery engineering business held by the GESL Partnership.

On December 31, 2003, the Company reached agreements with Gibraltar Reclamation Trust Limited Partnership (the “GRT Partnership”), a largely arm’s-length private Vancouver-based mining investment partnership which completed a financing to raise proceeds of $18.6 million to partially fund a planned restart of the Gibraltar copper mine owned by a subsidiary of the Company, Gibraltar Mines Ltd. As part of the financing the GRT Partnership entered into a Joint Venture arrangement with Gibraltar to proceed towards restarting the Gibraltar open pit copper mine. Gibraltar, as its contribution to the Joint Venture, agreed to contribute the use of its mine assets and fund the start-up expenses of the Gibraltar mine, and the GRT Partnership funded a qualifying environmental trust (“QET”), which has allowed Gibraltar to access other funds currently held by the Government of British Columbia as a security for the mine’s environmental reclamation obligations. Under the Joint Venture agreement, the GRT Partnership became entitled to certain revenues or production share from the Gibraltar mine following the resumption of production.

In related agreements, the Company obtained the exclusive right (the “Purchase Option”) to purchase the GRT Partnership for a fixed price of 130% of the total amount of the net financing proceeds, which were actually contributed by the GRT Partnership to the QET being an amount of $18.6 million. The Purchase Option was payable in common shares of the Company valued at the prevailing market price of the Company’s shares at the time the Company decides to trigger the purchase, or the price can be paid in cash by the Company. The investors in the GRT Partnership also acquired the right to sell the GRT Partnership to the Company for the appraised value of the GRT Partnership payable, at the Company’s election, in cash or in shares of the Company valued at the higher of the then-prevailing market (less a stated discount), and the undiscounted market price of the Company’s shares on December 31, 2003

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Cdn$2.15). To facilitate the start-up transactions, five directors and officers of the Company have personally guaranteed certain obligations (each as to one fifth) to third parties on behalf of the Company to the extent of $4.5 million, inclusive of a pledge of a cash deposit of $2 million. In consideration of the guarantee, they each received compensation equal to 10% of the amount guaranteed, calculated as 45,000 shares having a value of $2.00 each.

In March 2004 Taseko elected to exercise its call rights for the GRT Partnership and issued 7,967,742 shares valued at $2.79 each. Certain directors and officers participated as investors in the GRT Partnership in the aggregate amount of $1,300,000. These directors and officers received shares as a consequence of Taseko exercising the call right. The acquisition of the GRT Partnership provides Taseko with 100% control of those elements necessary for a mine restart decision and will eliminate the royalty entitlement held by the GRT Partnership.

1.9 Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of the Company. Taseko reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company decreased to $138,017 in the third quarter of fiscal 2004, as compared to $203,317 in the previous quarter and decreased as compared to $159,502 in the second quarter of 2003.

To facilitate the startup of the Gibraltar Mine, certain directors and officers of the Company have personally guaranteed certain obligations on behalf of the Company, for which they each received 45,000 shares of the Company (see item 1.8 above).

Certain directors and officers participated as investors in the GRT Partnership in the aggregate amount of $1,300,000 (see item 1.8 above).

1.10 Fourth Quarter

No applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.13 Changes in Accounting Policies including Initial Adoption

None.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in the Consolidated Schedule of Mineral Property Interests.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses; and

The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as at July 26, 2004, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				84,896,953

Share purchase options	September 24, 2004	$0.50	1,762,000
	December 20, 2004	0.40	22,500
	March 31, 2005	0.30	100,000
	May 9, 2005	0.38	20,000
	July 29, 2005	0.25	50,000
	September 29, 2006	0.55	2,390,000
	September 20, 2005	0.65	17,000
	September 20, 2005	0.81	45,000
	September 20, 2005	1.40	100,000
	September 20, 2005	1.65	70,000
	September 29, 2006	1.36	2,240,000
	September 29, 2006	1.50	10,000	6,826,500

Warrants	January 8, 2006	0.40	375,000
	December 31, 2005	0.75	6,318,334
	March 10, 2005	2.25	3,900,000	10,593,334

Preferred shares redeemable into
Taseko Mines Limited common
shares				12,483,916

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

The Company's auditors have not reviewed this MD&A or the unaudited quarterly financial statements to which this MD&A relates.